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Exhibit 1

Geac Computer Corporation Limited

RENEWAL ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED APRIL 30, 2004

August 19, 2004

RENEWAL ANNUAL INFORMATION FORM
Geac Computer Corporation Limited

        Information is provided as at August 18, 2004, unless otherwise specified.

Cautionary Statements Regarding Forward-Looking Statements and Definitions

        This Annual Information Form contains forward-looking statements based on current expectations. Important factors that could cause a material difference between these forward-looking statements and actual events include those set forth under the heading "Risks and Uncertainties" of our FY 2004 Management Discussion and Analysis included on pages 25 to 36 of the 2004 Annual Report of the Corporation, which is incorporated herein by reference.

        As used in this Annual Information Form and unless the context otherwise requires, or unless otherwise indicated, all references to the "Company", "Corporation", "Geac", "we" or "our" or similar expressions are references to Geac Computer Corporation Limited and its consolidated subsidiaries, and all references to "FY" are references to the fiscal year of the Corporation which ends April 30 of each year. All dollar amounts herein are expressed in United States dollars, unless otherwise noted, and all references to "Cdn.$" are references to Canadian dollars. Effective May 1, 2003, the Corporation adopted the U.S. dollar as its reporting currency as U.S. dollar denominated operations represents an increasingly significant portion of the Corporation's operations. Accordingly, for comparative purposes, financial information has been translated into U.S. dollars for the fiscal year ended April 30, 2003.

INCORPORATION

        Geac Computer Corporation Limited is a corporation existing under and governed by the Canada Business Corporations Act. The following is a summary of the amendments made to the Corporation's constating documents since incorporation.

        On May 1, 2004, the Corporation amalgamated with Geac Canada Limited, its wholly owned subsidiary.

        Effective October 31, 1997, the Corporation's common shares were split 2 for 1.

        On May 1, 1992, the Corporation amalgamated with Geac European Holdings Corporation, its wholly owned subsidiary. On May 1, 1988, the Corporation amalgamated with Geac Computers International Inc., its wholly owned subsidiary.

        Prior to May 1, 1988, the articles of the Corporation were amended, among other things, to subdivide the common shares of the Corporation, create a class of an unlimited number of preference shares and vary the provisions of the preference shares.

        By certificate of continuance dated January 7, 1980, the Corporation was continued under the Canada Business Corporations Act, after the authorized capital of the Corporation had been increased by supplementary letters patent issued November 20, 1975.

        Geac was incorporated under the laws of Canada by letters patent dated May 11, 1971.

        The registered office of the Corporation is located at 11 Allstate Parkway, Suite 300, Markham, Ontario, L3R 9T8.

SUBSIDIARIES

        The Corporation has approximately 80 direct and indirect wholly owned subsidiaries. The following is a list of the significant subsidiaries of the Corporation as at April 30, 2004:

Name	Jurisdiction of Incorporation/ Organization	Percentage of Securities Owned*
Geac Canada Limited	Canada	100%
Geac Enterprise Solutions, Inc.	Georgia, USA	100%
Comshare, Incorporated(1)	Michigan, USA	100%
Comshare (U.S.), Inc.(2)	Michigan, USA	100%
Geac Software Solutions Limited	United Kingdom	100%
Geac Computer Systems (UK) Limited	United Kingdom	100%
Geac Enterprise Solutions Limited	United Kingdom	100%
Geac Enterprise Solutions Development Limited	United Kingdom	100%
Comshare Limited	United Kingdom	100%
Geac France SAS	France	100%
Geac Enterprise Solutions Deutschland GmbH	Germany	100%
Geac Hungary Asset Management Company Limited	Hungary	100%
Geac Computers Pty Ltd.	Australia	100%

*
held directly or indirectly

(1)
Effective as of July 28, 2004, Comshare, Incorporated's name was changed to Geac Performance Management, Incorporated.

(2)
Effective as of July 28, 2004, Comshare (U.S.) Inc.'s name was changed to Geac Performance Management (U.S.), Inc.

        Certain subsidiaries have been omitted from the table above, as each represents not more than 10% of our consolidated assets and not more than 10% of our consolidated sales and operating revenues, and all of those omitted in the aggregate represent not more than 20% of our total consolidated assets and total consolidated sales and operating revenues at April 30, 2004.

GENERAL DEVELOPMENT OF THE BUSINESS

        We are a global provider of software solutions for Business Performance Management, providing customers worldwide with financial and operational technology solutions to improve their business performance in real time. Geac Performance Management ("GPM") is an integrated product suite that we offer for business performance management that enables companies to bolster their effectiveness by tightening the linkage between business strategy formulation and operational execution. Our software solutions include cross-industry Enterprise Application Systems ("EAS") and Industry Specific Applications ("ISA"). Our EAS group serves enterprises around the world by providing software systems for financial administration and human resources functions, expense management, strategy management, budgeting, financial consolidation, management reporting and analysis and enterprise resource planning, applications for manufacturing, distribution and supply chain management. Our ISA group provides industry-specific business applications for the real estate, restaurant, property management, local government and construction marketplaces, as well as a wide range of applications for libraries and public safety agencies. In addition, we offer a broad range of professional services related to our software such as consulting, implementation and integration services, remote application management and training. We also resell third party software and hardware products for use in conjunction with our software products and services where appropriate to provide our customers with a more complete solution.

        The following is a summary description of the significant events that have influenced the general development of Geac's business over the course of the last three fiscal years.

Fiscal Year 2002

        FY 2002 was a pivotal year for Geac. An anticipated decline in legacy software maintenance revenue was aggravated by a worldwide economic slowdown. We, like many other companies in the software industry, experienced revenue declines in all regions and across all major product lines. Nevertheless, we were able to meet our primary objectives for FY 2002. These objectives included strengthening our management team, investing in target product development areas, including new wireless applications, web-based products and web extensions, refocusing and better aligning our development, sales and marketing efforts, expanding our market opportunities and technology through relationships with strategic partners and significantly strengthening our balance sheet.

        In May 2001, the Corporation entered into an agreement with a syndicate of underwriters under which the underwriters agreed to buy 10 million special warrants to acquire units consisting of one common share plus one-half of a common share purchase warrant. The special warrants were issued at Cdn.$2.00 per unit for aggregate gross proceeds of Cdn.$20.0 million. The net proceeds to Geac after underwriters' fees and other issue expenses were approximately Cdn.$17.9 million. On August 1, 2001, the 10 million special warrants were automatically exercised which resulted in the issuance of 10 million common shares and five million common share purchase warrants. Each common share purchase warrant entitled the holder to purchase one common share of the Corporation for Cdn.$2.75 at any time until December 30, 2002.

        On September 27, 2001, the Corporation also completed the sale, through a public offering on a bought deal basis, of six million common shares at a price of Cdn.$4.50 per share. The offering raised gross proceeds of Cdn.$27 million with the net proceeds to Geac after commissions and other issue expenses of approximately Cdn.$24.8 million.

        The outstanding balance under the Corporation's $225.0 million credit facility was repaid in full in the second quarter of FY 2002. As a result, as at April 30, 2002, the Corporation had no bank indebtedness outstanding.

        The Corporation entered into a 24 month revolving credit facility in the second quarter of FY 2002 in the amount of $20.0 million. This facility was collateralized by a substantial portion of the Corporation's assets and bore interest at a variable rate. There was no drawdown under this facility and it was terminated by the Corporation in March 2002.

        During the fourth quarter, the Corporation undertook a comprehensive review of its operations with the objective of reducing costs and increasing effectiveness. As a result of this effort, Geac streamlined operations, centralized management of its SmartStream and System21 enterprise applications, refocused development and reduced the size of its workforce.

Acquisitions

        There were no acquisitions made during FY 2002.

Dispositions

        Geac sold its publishing systems business in August 2001 for Cdn.$1.5 million in cash. The sale excluded real estate assets. The net liabilities disposed of included accrued divestiture costs and amounted to approximately Cdn.$3.6 million. The transaction resulted in a gain of approximately Cdn.$5.1 million which was recorded as an unusual item on the Consolidated Statement of Operations for FY 2002.

Fiscal Year 2003

        We achieved several milestones in FY 2003. In view of an expected decline in revenues from our legacy enterprise and certain industry specific applications, we continued to manage our costs in line with revenues, and the fourth quarter of FY 2003 marked the Corporation's eighth consecutive profitable quarter, excluding net restructuring and other unusual items. Geac continued to strengthen its balance sheet, and its cash position, excluding restricted cash, increased from $73.6 million (Cdn.$115.4 million) at the end of FY 2002 to $89.8 million (Cdn.$128.8 million) at the end of FY 2003. In addition, with the acquisition of Extensity, Inc. ("Extensity") in the fourth quarter and the release of our new Geac System21 Aurora product, which combines next-generation enterprise resource planning functionality with real-time process management capabilities, we made significant progress executing on our strategy to deliver a suite of innovative software solutions through a unified application framework, which measures and manages operational and financial processes to improve its customers' overall business performance.

        During the second and third quarters of FY 2003, all five million common share purchase warrants issued in FY 2002 in connection with the Corporation's special warrant financing in May 2001 were exercised. As a result of this exercise, share capital in the Corporation increased by $8.7 million (Cdn.$13.8 million) and the fair value of the purchase warrants of $1.1 million (Cdn.$1.8 million) was reclassified and recognized as part of the issued share capital of the Corporation.

Acquisitions

        In FY 2003, we completed two acquisitions, the most significant being the acquisition of California-based Extensity, a leading software applications provider of solutions to automate employee-based financial systems. Effective March 6, 2003, Geac acquired 100% of the common shares of Extensity. The purchase price was approximately $50.3 million (Cdn.$74.0 million), consisting of $43.4 million (Cdn.$63.9 million) of cash and the issuance of 932,736 common shares in the capital of the Corporation. Since Extensity had $29.8 million in cash and cash equivalents at the date of acquisition, our net cash outflow resulting from the completion of the acquisition was $20.3 million. This acquisition was a significant step in the execution of Geac's strategy to expand into the Business Performance Management software market. The Extensity business has been integrated into the Corporation's Enterprise Server business. This acquisition has been accounted for as a purchase and the results for this business have been reflected in the EAS group from the date of acquisition. The impact of this acquisition on the operating results and financial position of Geac is included in the Management Discussion and Analysis section of the 2003 Annual Report of the Corporation.

        In addition, effective August 5, 2002, we acquired the iSeries unit of EBC Informatique, a French hardware and software solutions provider. The acquired assets included customer contracts, intellectual property rights, trademarks, and property, plant and equipment. The transaction was valued at Euros

2.45 million (approximately $2.4 million (Cdn.$3.76 million)). EBC Informatique's iSeries unit was integrated with Geac's Anael Solutions division in France. This acquisition has also been accounted for as a purchase and results for this business are also reflected in the EAS group from the date of acquisition.

Dispositions

        There were no dispositions made in FY 2003.

Fiscal Year 2004

        Our FY 2004 was focused on both growing our business through the execution of our "build, buy, and partner" strategy and consolidating our operations in our continuing effort to produce top line and bottom line growth. In FY 2004 we launched several new products to enhance our existing businesses, including our Library Solutions, Local Government and System21 units; we acquired Comshare, Incorporated ("Comshare") to serve as the cornerstone of our GPM product suite, and we partnered with technology companies to market our products and to develop new tools to integrate various software platforms, thereby enhancing the desirability of our offerings.

        In addition, we produced efficiencies in many parts of our business. We looked critically at our real estate needs and were able to reduce our costs in this area, an effort that will continue to be a focus in FY 2005. We also took the first of several steps to consolidate our numerous legal entities (acquired largely through legacy acquisitions).

        Effective May 1, 2003 we began reporting our results in U.S. dollars since U.S. dollar denominated operations represent an increasingly significant portion of our operations.

        In July 2003, we announced that Charles S. Jones was appointed President and Chief Executive Officer of the Corporation, and C. Kent Jespersen was appointed non-executive Chairman of the Board.

        In September 2003, we announced that we had received a three-year, $50.0 million secured revolving term credit facility from Wells Fargo Foothill Inc. The facility is designed to support acquisitions, letters of credit required in the ordinary course of business and other working capital requirements.

        On February 3, 2004, our common shares were registered under the Securities and Exchange Act of 1934 and began trading on the NASDAQ National Market under the ticker symbol "GEAC". Our common shares also continue to be listed on the Toronto Stock Exchange under the ticker symbol "GAC".

        In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants ("CICA"), in the fourth quarter of FY 2004, the Corporation elected to adopt CICA Handbook Section 3870, "Stock-Based Compensation and other Stock-Based Payments" ("Section 3870"). Under Section 3870, the Corporation has prospectively applied the fair value method of accounting for stock option awards granted and shares issued under its Employee Stock Purchase Plan ("ESPP") on or after May 1, 2003 and, accordingly, has recorded compensation expense in 2004. Prior to May 1, 2003, the Corporation accounted for its employee stock options and shares issued under its ESPP using the settlement method and no compensation expense was recognized.

Acquisitions

        Geac completed its acquisition of Comshare, a Michigan-based leading provider of business performance management software, effective as of August 6, 2003 for a purchase price, excluding acquisition costs, of $53.8 million. Since Comshare had $16.6 million in cash and cash equivalents at the date of acquisition, our net cash outflow resulting from the completion of the acquisition was $37.2 million. The acquisition was accomplished by a cash tender offer at $4.60 per share for all of Comshare's outstanding common stock.

Dispositions

        There were no significant dispositions made in FY 2004.

Subsequent Events

        There have been no material events subsequent to the end of our FY 2004.

NARRATIVE DESCRIPTION OF THE BUSINESS

        We are a global provider of software solutions for Business Performance Management, providing customers worldwide with financial and operational technology solutions to improve their business performance in real time. We provide customers with application software and a broad range of professional services. We offer products and services on a broad range of industry standard hardware platforms. Our acquisition strategy has enabled us to add new products, and to expand into new markets and geographic areas.

        Effective February 1, 2000, the Corporation's approach to segmented reporting was modified concurrently with a change in strategic direction to focus on Enterprise Applications Systems. The two reported segments are:

  •
  Enterprise Application Systems ("EAS"), which include cross-industry enterprise business applications for financial administration and human resources functions, expense management, strategy management, budgeting, financial consolidation, management reporting and analysis and enterprise resource planning applications for manufacturing, distribution, and supply chain management; and

  •
  Industry Specific Applications ("ISA"), which include industry-specific mission critical business applications for the real estate, restaurant, property management, construction and local government marketplaces, as well as a wide range of applications for libraries and public safety agencies.

OUR PRODUCTS AND SERVICES

        In addition to the application software products listed below, we offer a broad range of professional services related to our software including application hosting, consulting, implementation and integration services, and training worldwide.

Enterprise Application Systems

        In FY 2004 Enterprise Applications Systems accounted for 78.9% of our total revenues compared to 74.7% in FY 2003. Our EAS group serves large, often global, enterprises, as well as smaller, middle market companies.

        Our EAS products are designed to enable our customers to standardize the management of information throughout the enterprise. This facilitates more effective decision-making through performance comparisons between different sites, offices, countries, product lines, brands, and profit centers. We believe our EAS products help businesses to reduce inventories and working capital, to improve productivity and efficiency by providing accurate and flexible reporting, production planning and scheduling systems and to meet accounting and other regulatory requirements.

        At April 30, 2004, our EAS group had approximately 5,000 customers, including 48% of the Fortune 100 companies. We provide our EAS solutions to customers in a variety of industries, including apparel, manufacturing and retailing, automotive parts manufacturing, banking and financial services, food and beverage processing and retailing, healthcare and local government administration.

        Depending on the specific product, our EAS systems run on a number of hardware platforms, including mainframe, mid-range and PC-based computer and client/server architectures, and use industry-standard databases such as IBM's DB2, Sybase, Oracle and Microsoft SQL Server.

        Our EAS systems offer simple, consistent user interfaces, flexible reporting options and sophisticated analytical tools, including third party solutions provided by our alliance partners. These reporting and analysis tools enable our customers to analyze information contained within their enterprise management systems as they require. We also design our systems to be easily integrated with our customers' other business applications, as well as with new, best-of-breed applications as they emerge from Geac or other third-parties, enabling our customers to extend the functionality of their Geac enterprise resource planning systems and to maximize the value of their existing information technology investments.

        The Web extensions incorporated in our EAS systems support our customers by facilitating communication and transactions with their customers, suppliers and other business partners. Customers can use the e-commerce functionality offered in our EAS systems to reduce costs and attain more effective management control, while at the same time decentralizing business processes. Many of our EAS systems are Web-enabled to permit anytime-anywhere browser-based access. As a result, users with Web access can access their applications via the Internet using a standard Web browser. This allows business processes to be made faster and more efficient. For example, our customers can use our Web-enabled applications to:

  •
  build, manage and measure their company's plans, budgets and forecasts comparing actual performance to the defined strategy of the business;

  •
  allow their employees to update their own personal data in the customer's employee benefits system, increasing convenience and relieving human resources managers of administrative tasks; and

  •
  enable their employees to manage expenses, submit timesheets or procure necessary goods and services when they need them by using e-procurement features available in our EAS systems.

        Our principal EAS products include:

  System21

        System21 is a fully integrated suite of financial, manufacturing, customer service and logistics and service management applications based on the mid-range IBM e-server iSeries (formerly known as AS/400) platform. Our System21 products are used by companies worldwide, particularly in the food and beverage, apparel and shoe manufacturing, distribution, retail, automotive parts manufacturing and electronics industries.

        Our experience working with users of our System21 applications in these industries has enabled us to tailor our products to the specific needs of customers and, in many cases, to develop industry-specific versions of our System21 product. For example:

  •
  our System21 Drinks system, widely deployed in the beverage industry, incorporates specialized features required by liquor producers and importers that operate across multiple jurisdictions. These features include the ability to handle the complex tax and regulatory requirements that apply to bonded warehouses and to manage excise tax issues that are specific to the beverage industry.

  •
  our System21 Style product, an integrated distribution and manufacturing solution for the apparel and footwear industries, offers apparel manufacturers and retailers a complete end-to-end solution, with applications that address design, product lifecycle development and definition, sourcing, manufacturing, contract and stock management, customer services, customer relationship management and retail.

  E Series and M Series

        Our E Series and M Series products, formerly known as our Expert and Millennium products, are integrated suites of financial, human resources and procurement applications designed to run on mainframe computers, including the IBM S/390 and e-server zSeries. Large and mid-sized enterprises in more than 35 countries, primarily in North America and Europe, use our E Series and M Series products, which are available in English, French and Spanish language versions. The industries that use our E Series and M Series products most widely include financial services, manufacturing, healthcare and education. Seven of the ten largest companies in the Fortune 500 use our E Series or M Series products.

  Geac Performance Management

        GPM is an integrated product suite that enables companies to bolster their effectiveness by tightening the linkage between business strategy formulation and operational execution. GPM can be integrated with many general ledger, ERP, CRM, and other applications provided by us and other software vendors. As part of our growth strategy we have begun to integrate GPM solutions into some of our existing ERP product offerings in both the EAS and ISA segments. Our first integration occurred in the third quarter of FY 2004 with the Enterprise Server software. In FY 2005 we plan to integrate GPM into our System21, Anael, SmartStream, Libraries, Local Government, and Commercial Systems product suites.

        We have expanded our delivery model by broadening the availability of our application service provider ("ASP") offerings across certain products within our GPM suite. We currently provide hosting solutions in America, Europe and Australia across a range of product lines for some applications and are assessing the expansion of hosted offerings across additional product lines. Our hosted solutions represent one of several application delivery and deployment options that we offer customers as part of our commitment to provide customers with effective solutions that are flexible, easier to implement, and competitively priced.

  SmartStream

        SmartStream is a suite of financial, procurement and human resource solutions that can be deployed on Windows NT or Unix operating systems and Microsoft SQL and Sybase SQL databases in a two-tiered client-server architecture. Hundreds of companies use SmartStream, ranging from large global enterprises to mid-sized and smaller businesses, primarily in North America and Europe and, to a lesser extent, in the Asia Pacific region and in South America. The industries in which SmartStream is most widely deployed include banking, insurance and other financial services, manufacturing, retail, healthcare, government and education.

  Anael

        Anael solutions is a fully integrated suite of financial, accounting, human resources, construction, temporary staffing, e-commerce and customer relationship management applications, consisting of eleven products and services based on the IBM iSeries platform, as well as Windows NT and Windows 2000. As at April 30, 2004, over 2,000 customers, primarily in France and other French-speaking countries, use Anael solutions.

Industry Specific Applications

        In FY 2004 Industry Specific Applications accounted for 21.1% of our total revenues, compared to 25.3% in FY 2003.

        Our ISA group provides software products and related support, maintenance, development and consulting services to meet the specific management and data processing needs of organizations in selected vertical niche markets, including the real estate, restaurant, construction, property management, public safety, local government and library markets.

  Commercial Systems Division

        In June 2003, we formed a new division within our ISA group called Geac Commercial Systems which combined the Architecture, Electrical and Construction Applications ("AEC") and Property Management Systems from the ISA group with Geac TotalHR from the EAS group.

        Architecture, Electrical and Construction Applications

        Our AEC group provides integrated software suites, including project management, job-costing, bidding and estimating, and financial and accounting solutions to engineers, architects and general and specialty trade contractors in the residential and commercial construction businesses. The AEC group is one of the largest suppliers of construction application software solutions in North America.

        Property Management Systems

        Our Property Management Systems group provides software applications designed to improve productivity in the day-to-day management of residential and commercial buildings. The group's products, which primarily service the multi-unit residential market, help to monitor traffic and conduct marketing, leasing and rent collection operations. Accounting and financial applications and on-site management tools complete the product offering. New Web-based applications provide easy-to-use and cost effective data collection. Clients include real estate investment trusts, pension funds, insurance companies, property management companies and other real estate investors.

        Human Resource Applications

        Geac TotalHR provides applications for human resource and payroll management. TotalHR software facilitates the processing of employee information and improves the reliability and usability of that information. TotalHR is a client/server-based application that allows customers to manage and evaluate human resources and payroll needs. It has administration and configuration features that address diverse user-group and departmental security and accessibility requirements.

  Residential Real Estate Applications

        Our Interealty business provides Web-based information systems, services and products to multiple listing services primarily in North America. Interealty provides real estate professionals with online multiple listing systems, desktop productivity software, agent web-site development and hosting, and customer relationship management systems. Interealty's new MLXchange product has advanced, Web-enabled features that provides real estate agents with real-time information relating to properties and prospects.

  Library Solutions

        Our Library Solutions group provides automation solutions for public, academic and specialty libraries. The group's products are able to manage records in different formats and character sets, as well as to provide interconnectivity with other information services. For example, our Vubis Smart library application, developed in conjunction with Brussels Vrije Universiteit and Eindhoven Technische

Universiteit, enables libraries to implement a Web-based service to provide users with greater flexibility and the ability to search multiple databases concurrently within the library's management system and from external sources.

  Local Government

        Our Local Government group provides a Land Information System called Pathway PPR which addresses the "People, Property and Regulatory" requirements of Local Governments in Australia and New Zealand. The product is installed in over 70 councils. The product includes a Web-enabled customer self service module, ePathway, which provides 24 hour 7 days a week service in a number of areas such as customer request management (CRM), lodgement of Building and Planning Applications, Certificate Searches and Payment of monies.

  Restaurant Systems

        The Restaurant Systems group provides applications to quick-service and table-service restaurants and food service providers in North America and the United Kingdom and is designed to improve customer service and to manage production and administrative operations. Applications include point-of-sale, back office reconciliation and inventory control. The group primarily serves franchisors and franchisees of chain restaurant companies. The group's advanced store management and executive information software systems enable the group's customers to meet high volume transaction management needs.

  Public Safety

        Our Public Safety Systems group provides computer-aided dispatch and records management systems for emergency services such as law enforcement agencies, fire departments and ambulance service organizations. The group's systems assist critical services delivery organizations to improve call response times and to disseminate important information to response personnel.

Distribution of Products

        Complementing our own international distribution organization, we have a network of value added resellers ("VARs") and distributors delivering our solutions to other geographical markets, including in the Middle East, Europe, Africa and Asia-Pacific. We select these VARs and distributors for their expertise in meeting the needs of local customers in specific vertical markets.

Competitive Conditions

  Enterprise Application Systems

        Our principal competitors for new EAS license sales, as well as for the replacement of Geac's installed systems in the EAS market, are Microsoft, Oracle Corp., Hyperion, Cognos, Outlooksoft, Cartesis, Lawson Software, PeopleSoft, Inc., SAP AG, SSA and Intentia. These large, well capitalized firms have, in many cases, significantly more resources at their disposal than us, and therefore can invest more in research and development and sales and marketing, can provide a broader range of professional services to meet customer needs and can sustain price reductions for longer periods than we are able to do. Because competitors can easily penetrate the software market, large, multinational enterprise resource planning vendors have begun targeting mid-sized businesses as their traditional market of large, multinational businesses becomes increasingly mature. In addition, current and potential competitors have established, or in the future may establish, co-operative relationships among themselves or with third parties. We expect that the software industry will continue to consolidate. It is possible that new competitors or alliances among competitors will emerge and rapidly acquire significant market share.

        In the market for maintenance and support of EAS products, Geac competes with third party service providers who support other software vendors' products. Geac also faces internal competition from the in-house Information Technology departments of Geac's customers, particularly in industries that are under intense pressure to contain costs, such as the automotive parts manufacturing industry. These customers may choose not to purchase Geac's maintenance services but rather to support Geac's EAS products themselves.

  Industry Specific Applications

        Competition in the markets served by the ISA group is generally fragmented, and each of Geac's industry-specific product groups faces competition from numerous sources, ranging from large, publicly traded companies that market a broad range of software products to small, privately held software vendors whose businesses are focused on serving a particular vertical market. As the market for mid-range enterprise application systems becomes increasingly saturated, providers of general purpose integrated enterprise application systems products are re-packaging their products and targeting specific vertical markets. Our larger ISA competitors often have significantly greater resources than us, potentially enabling them to invest more in research and development, and sales and marketing, and can sustain price reductions for longer periods than us.

        Geac also expects increased competition in its ISA segment to come from providers of lower-priced shrink-wrapped software, many of which are large, well-capitalized software companies. Several of these providers are increasingly tailoring their offerings to specific vertical markets, such as the construction industry, as part of an effort to compete with vendors of more expensive integrated applications designed specifically for these industries.

Product Development

        We historically have maintained and developed products through a consultative process with existing and potential customers which includes an analysis of such customers' return on investment. We expect that continued dialogue will result in incremental enhancements to existing products and the development of new products. The Corporation intends to support product development through a combination of internal development, strategic partnerships with other software providers, offshore outsourcing arrangements with third-parties and acquisitions of suitable businesses and product lines.

        Consistent with the growth of our business through acquisitions, the Corporation's product development strategy historically has been decentralized, with separate product development centres devoted to each product, in some cases in more than one geographical region. We intend increasingly to organize our product development efforts around integrating product lines rather than operating multiple independent regional development centres. At April 30, 2004, we had 495 product development personnel and approximately 15 development centers located in the metropolitan areas of Ann Arbor, Atlanta, Nashua, Emeryville, Southborough, Markham, Vancouver, Paris, Studley, Tampa, Houston, Brussels, Vejle, Villingen, Adelaide and Sydney.

        Product development expenses are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. For the years ended April 30, 2004 and 2003, product development costs were $58.8 million and $51.9 million, respectively.

Intellectual Property

        We have relied, and expect to continue to rely, on a combination of copyright, trademark and trade secret laws, confidentiality procedures, and contractual provisions to establish, to maintain and to protect our proprietary rights. Despite the Corporation's efforts to protect its proprietary rights in its intellectual property and that of other companies it may acquire, unauthorized parties may attempt to copy aspects of its products or to obtain information it regards as proprietary. Policing unauthorized use of our technology, if required, may be difficult, time consuming and costly. Our means of protecting our technology may be inadequate.

        Third parties may apply for patent protection for processes that are the same as or similar to our processes or for products that use the same or similar processes as our products. Despite Geac's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its products or services or to obtain and to use information that Geac regards as proprietary. Third parties may also independently develop similar or superior technology without violating our proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of Canada and the United States.

        We believe that trademark protection is an important factor in establishing product recognition. Geac's inability to protect its trademarks from infringement could result in injury to any goodwill, which may be developed in its trademarks. Moreover, we may be unable to use one or more of our trademarks because of successful third-party claims.

Human Resources

        As of April 30, 2004, the Corporation employed approximately 2,300 people world-wide—16% were in sales and marketing, 27% in services, 23% in support, 22% in research and development and 12% in corporate services. None of Geac's employees is represented by a labour union (other than by statutory unions or workers' committees required by law in some European countries). Geac has not experienced any work stoppages and considers its relations with employees to be good. We operate in a rapidly evolving, advanced information technology market in which highly skilled professionals are a scarce resource. Attracting and retaining a highly skilled work force is an increasing challenge for all high technology companies, including Geac.

Foreign Operations

        We are subject to risks of doing business internationally, including fluctuations in currency exchange rates, increases in duty rates, difficulties in obtaining export licenses, difficulties in the enforcement of intellectual property rights, labour law issues and political uncertainties. During FY 2004, Geac derived approximately 2.9% of its total revenue from sales to customers inside Canada, and approximately 47.9% of its total revenue from sales to customers in the U.S. Our most significant international operations are in the United States, the United Kingdom and France, which are the only countries in which our revenues constituted more than ten percent of our total world-wide revenues during FY 2004.

        We have historically reported our results in Canadian dollars. To the extent that we made sales denominated in currencies other than Canadian dollars, gains and losses on the conversion of such sales to Canadian dollars contributed to fluctuations in our business and operating results as reported in Canadian dollars. Beginning with the first quarter of FY 2004, we began reporting our results in U.S. dollars. To the extent that we make sales denominated in currencies other than U.S. dollars, gains and losses on the conversion of such sales to U.S. dollars may, in the future, contribute to fluctuations in our business and operating results as reported in U.S. dollars.

        Other risks we face in conducting business internationally include the following: longer payment cycles, difficulties in managing international operations, including constraints associated with local laws regarding employment, problems in collecting accounts receivable, complex international tax compliance requirements, and the adverse effects of tariffs, duties, price controls or other restrictions that impair trade.

THREE YEAR SELECTED FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars, except share and per share data)

	Year Ended April 30,
	2004	2003 (1)	2002 (2)
Consolidated Statement of Earnings Data:
Total revenues	$445,272	$408,477	$457,286
Total cost of revenues	(175,096)	(169,042)	(208,393)

Gross profit	270,176	239,435	248,893
Operating expenses	(197,938)	(185,252)	(192,762)

Earnings from operations	72,238	54,183	56,131
Other expense, net	(1,398)	(969)	(429)

Earnings from operations before income taxes	70,840	53,214	55,702
Income taxes	(13,674)	(21,343)	(21,929)

Net earnings	$57,166	$31,871	$33,773

Basic net earnings per common share	$0.68	$0.40	$0.46
Diluted net earnings per common share	$0.66	$0.39	$0.45
Weighted average number of common shares used in computing basic net earnings per share ('000s)	84,645	80,152	73,130
Weighted average number of common shares used in computing diluted net earnings per share ('000s)	86,233	81,695	75,784

Consolidated Balance Sheet Data:
Cash and cash equivalents	$112,550	$89,819	$73,638
Current assets	195,192	179,128	156,165
Total assets	406,903	332,756	305,096
Current liabilities	232,520	233,268	257,809
Total liabilities	270,832	256,586	270,970
Shareholders' equity	136,071	76,170	34,126

Consolidated Statement of Cash Flows Data:
Cash provided by operating activities	$66,618	$29,044	$52,871
Cash used in investing activities	(41,817)	(23,828)	(3,967)
Cash (used in) provided by financing activities	(2,796)	6,589	3,330

(1)
Certain figures were restated to conform to the current year presentation.

(2)
For FY 2002, the selected financial highlights from the statement of earnings have been translated into U.S. dollars at the weighted average quarterly rates. The selected financial highlights from the consolidated balance sheet have been translated into U.S. dollars at the April 30, 2002 closing rate. The selected financial highlights from the statement of cash flows have been translated into U.S. dollars at the average rate for FY 2002.

Dividend Policy

        We do not have any policies restricting dividend payments. However, our practice has been not to pay any dividends and we have not paid any dividends on our common shares in the last three fiscal years.

MANAGEMENT DISCUSSION AND ANALYSIS

        The information which appears under the heading "Management Discussion and Analysis" on pages 16 to 40 of the 2004 Annual Report of the Corporation is incorporated herein by reference.

MARKET FOR SECURITIES

        Geac's common shares (Trade Symbol: TSX: GAC; Nasdaq: GEAC) are listed and posted for trading on the Toronto Stock Exchange and the NASDAQ National Market.

DIRECTORS AND EXECUTIVE OFFICERS

        The articles of the Corporation provide for a board of directors consisting of a minimum of three (3) and a maximum of fifteen (15) directors. The term of office for each director elected at an annual meeting of shareholders is until the next annual meeting of shareholders of the Corporation or until the director resigns, is removed, or his office is otherwise vacated in accordance with the Canada Business Corporations Act.

        The following are the directors and executive officers of the Corporation, their principal occupations and municipalities of residence as at the date of this Annual Information Form:

Directors

Name and Municipality of Residence	First Year as a Director	Present Principal Occupation
Thomas I.A. Allen, Q.C.(1)(3) Toronto, Ontario, Canada	1999	Senior Partner Ogilvy Renault, law firm
David Friend(3) Boston, Massachusetts, U.S.A.	2001	Partner Orchid Partners, venture capital firm
C. Kent Jespersen(1)(2) Calgary, Alberta, Canada	2001	Chairman La Jolla Resources International Ltd., business advisory and investment company
Charles S. Jones Bedford Hills, New York, U.S.A.	1997	President and Chief Executive Officer of the Corporation
Pierre MacDonald(1)(2) Verdun, Quebec, Canada	1999	Chairman and Chief Executive Officer MacD Consult Inc., consulting firm
Michael D. Marvin(2) Delmar, New York, U.S.A.	2001	Chairman Emeritus MapInfo Corporation, software technology company
William G. Nelson(1)(3) Bala Cynwyd, Pennsylvania, U.S.A.	1988	Partner Orchid Partners, venture capital firm
Robert L. Sillcox(1)(3) King City, Ontario, Canada	2001	Chairman Quant Investment Strategies Inc., investment firm

(1)
Member of the Audit Committee

(2)
Member of the Human Resources and Compensation Committee

(3)
Member of the Corporate Governance Committee

Executive Officers

Name and Municipality of Residence	Office currently held
Hema Anganu Toronto, Ontario, Canada	Treasurer
Donna de Winter Richmond Hill, Ontario, Canada	Chief Financial Officer
Jack S. Dolmat-Connell Princeton, Massachusetts, U.S.A.	Senior Vice President, Human Resources
Charles S. Jones Bedford Hills, New York, U.S.A.	President and Chief Executive Officer
Lawrence Kaplan Hartsdale, New York, U.S.A.	Senior Vice President
James J. McDevitt Alpharetta, Georgia, U.S.A.	Vice President and General Manager, Industry Specific Applications
Alys R. Scott Carlisle, Massachusetts, U.S.A.	Vice President, Global Communications
Jeffrey M. Snider Newton, Massachusetts, U.S.A.	Senior Vice President and General Counsel
Craig C. Thorburn Toronto, Ontario, Canada	Senior Vice President, Mergers & Acquisitions, and Corporate Secretary
James M. Travers Alpharetta, Georgia, U.S.A.	Senior Vice President and President, Geac Americas
Timothy J. Wright Lexington, Massachusetts, U.S.A.	Chief Executive of EMEA and Asia-Pacific, and Chief Technology Officer

        During the past five years, each of the directors and officers has held his/her present principal occupation or held his/her present office within the Corporation with the exception of the following:

        Thomas I. A. Allen, Q.C.    was first elected to the Board of Directors of the Corporation in September 1999. He is the Chairman of the Accounting Standards Oversight Council of Canada and is a member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada. Mr. Allen has been a partner at the law firm of Ogilvy Renault since October 1996. Mr. Allen is a director of the following public corporations: Bema Gold Corporation, YM Biosciences Inc., Middlefield Bancorp Limited, Mundoro Mining Inc., and Unisphere Waste Conversion Limited.

        Hema Anganu    has served as Geac's Treasurer since September 1999. Prior to such appointment, she served as Director, Financial Reporting & Analysis (1998-1999), Controller, Corporate Finance (1996-1998) and Manager, Corporate Finance (1991-1996) of the Corporation.

        Donna de Winter    has served as Geac's Chief Financial Officer since November 4, 2003 and prior to such appointment as its Vice President and Corporate Controller since August 2003. Prior to joining Geac, Ms. de Winter served from November 2000 to July 2003 as Vice President, Finance and Administration at Platform Computing Corporation ("Platform"), an independent developer of software for grid computing. Prior to joining Platform, Ms. de Winter served from February 2000 as Vice President, Finance at Digital Processing Systems Inc. ("DPS"), a public company, until its acquisition by Leitch Technology Corporation in October 2000. DPS was a manufacturer of hardware and software for the creation, manipulation and distribution of broadcast-quality video used by television networks and cable companies. From 1992 to February 2000, Ms. de Winter served as Corporate Controller and then Chief Financial Officer of Polyphalt Inc., a technology company that develops and commercializes novel polymer modified asphalt products and technology.

        Jack S. Dolmat-Connell    has served as Geac's Senior Vice President, Human Resources since March 1, 2004. Prior to joining Geac, Mr. Dolmat-Connell served as Managing Director and High Technology and Life Sciences National Practice Leader for Clark Consulting, Inc./Pearl Meyer &

Partners, a human capital and executive rewards consulting firm, from August 2001 through January 2004. From April 1999 through August 2001 Mr. Dolmat-Connell was Managing Principal and East Coast Practice Leader for iQuantic, a human capital and compensation consulting firm specializing in work with high technology organizations.

        David Friend    has been one of the Corporation's Directors since October 2001. Mr. Friend is a Partner with Orchid Partners, a venture capital firm. Mr. Friend is also the Chairman of Sonexis, Inc. ("Sonexis"), a telecommunications software and platform provider, a company he founded in June 1999. Prior to founding Sonexis, he was the Chairman and co-founder of FaxNet Corporation ("FaxNet"), a supplier of messaging services to the telecommunications industry, where he served from January 1995 to May 1999. Prior to founding FaxNet, Mr. Friend founded Pilot Software, Inc., a software company based in Cambridge, Massachusetts, where he served from November 1983 to November 1994. Mr. Friend is an active venture investor and serves on the board of directors of HealthGate Data Corp. ("HealthGate Data"), a provider of e-Health Internet solutions for hospitals and healthcare enterprises.

        C. Kent Jespersen    was first elected to the Board of Directors of the Corporation in October 2001. Mr. Jespersen has served as the Chairman of the Corporation's Board of Directors since July 2003. Mr. Jespersen has been the Chairman of La Jolla Resources International Ltd., an international business advisory and investment company, since 1998. From 1994 to 1998, Mr. Jespersen held the positions of President of NOVA Gas International Ltd., President and Chief Executive Officer Elect of NOVA Energy Services, President of NOVA Gas Services Ltd., and Senior Vice President, Corporate Development of NOVA Corporation. Mr. Jespersen currently serves as the Chairman of the board of directors of CCR Technologies Ltd. and is Chairman Emeritus of the Institute of the Americas of La Jolla, California. He also serves as a director of Telesystems International Wireless Inc., Axia NetMedia Corporation, Trans Alta Corporation and Matrikon, Inc.

        Charles S. Jones    has served as Geac's President and Chief Executive Officer since July, 2003. Mr. Jones was first elected to the Board of Directors of the Corporation in September 1997. Mr. Jones served as non-executive Chairman of the Corporation's Board of Directors from November 2000 until December 2001 and as Executive Chairman of the Corporation's Board of Directors from December 2001 until July 2003. Mr. Jones was appointed President and Chief Executive Officer of the Corporation in July 2003. Mr. Jones is also the Chairman and co-founder of First Funding Corporation, an investment firm based in Stamford, Connecticut, where he has worked since 1984. Currently, Mr. Jones serves as a director of a number of diverse companies, from an industrial equipment manufacturer to a computer games designer and publisher.

        Larry Kaplan    has served as a Senior Vice President of Geac since July 14, 2004. Prior to joining Geac, Mr. Kaplan served as Chief Financial Officer of Healthology Inc., an online health media company from late 2000 until leaving to join Geac in July 2004. From early 1999 through late 2000, Mr. Kaplan served as Chief Financial Officer and Chief Operating Officer of the Biomedical Research Alliance of New York, an entity focused on providing clinical trail support to the pharmaceutical and medical device industries. Prior to holding such positions, Mr. Kaplan held numerous positions at Shandwick International PLC, a global relations consulting firm, from 1988 through 1999, including most recently as the Regional Chief Executive of its North American Operations and a member of its Board of Directors.

        Pierre MacDonald    was first elected to the Board of Directors of the Corporation in September 1999. Since March 1995, Mr. MacDonald has served as Chairman and Chief Executive Officer of MacD Consult Inc., a group of consultants in international finance and marketing. Since May 2000, Mr. MacDonald has served as the Vice-Chairman of the board of directors of the Export Development Corporation, a Crown corporation that operates as a financial institution devoted exclusively to providing trade finance services in support of Canadian exporters and investors in up to

200 countries. Mr. MacDonald began serving as a director of the Export Development Corporation in August 1995. He also serves as a director of Aeterna Laboratories Inc., AIM Canada Fund Inc., AIM Global Fund Inc., Sodisco-Howden Group Inc. and Slater Steel Inc. ("SSI"). SSI and its subsidiaries filed for creditor protection under the Companies' Creditors Arrangement Act in Canada and under Chapter 11 of the U.S. Bankruptcy Code on June 2, 2003 and currently is proceeding with the sale of certain of its assets and an orderly wind-down of certain of its operations.

        Michael D. Marvin    was appointed to the Board of Directors of the Corporation in August 2001. Mr. Marvin is the founder and Chairman Emeritus of MapInfo Corporation ("MapInfo"), a software technology company specializing in location based solutions and services that help businesses better understand their customers and markets. Mr. Marvin was the Chairman of MapInfo from 1992 until January 2001 and currently serves as a director of a number of privately-held technology companies.

        James J. McDevitt    has served as Geac's Vice President and General Manager, Industry Specific Applications since December 2002. From July 2000 until December 2002, Mr. McDevitt served as chief financial officer of Clarus Corporation, a procurement solutions provider. Prior to working at Clarus Corporation, Mr. McDevitt held numerous financial and management positions since August 1997 with Geac Enterprise Solutions.

        William G. Nelson    was first elected to the Board of Directors of the Corporation in September 1988. He served as Chairman of the Corporation's Board of Directors from June 1996 to October 2000, and as the Corporation's President and Chief Executive Officer from September 1996 to April 1999. Mr. Nelson has served as Chief Executive Officer of Clarendon Capital Inc., an investment banking and consulting firm, since June 1995. Mr. Nelson has been the Chairman of the board of directors of Harris Business Group, Inc. since 1990 and the Chairman of the board of directors of Repository Technologies Inc., a computer software company, since 1999. Mr. Nelson is also a director of Manugistics Group, Inc., a provider of intelligent supply chain optimization solutions for enterprises and evolving e-Business trading networks, HealthGate Data, and Catalyst International Inc., a global provider of software and services for warehouse management and serves on the Board of Trustees of Swarthmore College.

        Alys R. Scott    has served as Vice President, Global Communications of Geac since October, 2003. Prior to joining Geac, Ms. Scott served as Vice President and then Senior Vice President and General Manager of Miller Consulting Group, a high tech public relations firm, from 1999 to October, 2003. From 1998 to 1999 Ms. Scott served as Vice President of International Data Group, a leading technology media, research, and event company.

        Robert L. Sillcox    was appointed to the Corporation's Board of Directors in August 2001. Mr. Sillcox is the Chairman of Quant Investment Strategies Inc., an investment firm specializing in providing quantitative investment strategies to institutions. He has held this position since he co-founded the firm in 1998. Mr. Sillcox is currently also a director of Glenmount International, L.P.I., an industrial technology private equity partnership, and HelpCaster Technologies Inc., a software technology company.

        Jeffrey M. Snider    has served as Geac's Senior Vice President and General Counsel since August 2003. Prior to joining Geac, Mr. Snider was of counsel to Mintz, Levin from 2002 to July 2003. Prior to joining Mintz, Levin, Mr. Snider served as Senior Vice President and General Counsel for Lycos, Inc., an internet company, from 1997 to 2002. From 1989 to 1997 Mr. Snider was with the law firm Hutchins, Wheeler & Dittmar, first as an associate, then as a member.

        Craig C. Thorburn    has served as Geac's Senior Vice President, Mergers & Acquisitions since December 2001 and as Geac's Corporate Secretary since January 2002. Mr. Thorburn has also been with the Toronto office of Blake, Cassels & Graydon LLP since 1985, where he became a partner in

1993, and where he continues his practice involving mergers and acquisitions, and business and regulatory law. Mr. Thorburn is also a director of Vivendi Universal Exchangeco Inc.

        James M. Travers    has served as Geac's Senior Vice President, and President, Geac Enterprise Solutions Americas since August 2002. Before joining Geac, Mr. Travers served from December 2000 to April 2001 as Interim President and Chief Executive Officer of Agillion, Inc., a provider of real-time customer collaboration and content management solutions. From January 1995, until it was acquired by Peregrine Systems in June 2000, Mr. Travers served in several senior management positions, most recently as President and Chief Executive Officer with Harbinger Corporation, a provider of e-commerce solutions.

        Timothy J. Wright    has served as Chief Executive of the Corporation's EMEA and Asia-Pacific operations and Chief Technology Officer since May 2004 and as its Senior Vice President, Chief Technology Officer and Chief Information Officer since January 2003. Prior to joining Geac, Mr. Wright served for just over three years as Senior Vice President, Chief Technology Officer and Chief Information Officer at Terra Lycos, a major provider of Internet access and content to several million subscribers world-wide. Prior to working at Terra Lycos, Mr. Wright spent seven years at The Learning Company, a major provider of consumer and education software, until it was acquired by Mattel in 1999.

        As of July 30, 2004, the directors and executive officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over approximately 2,105,471 common shares of the Corporation representing approximately 2.46% of the Corporation's outstanding shares.

ADDITIONAL INFORMATION

        The Corporation will provide the following additional information to any person upon request made to the Corporate Secretary of the Corporation, 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8:

(a)
when securities of the Corporation are in the course of distribution pursuant to a preliminary short form prospectus or a short form prospectus:

(i)
one copy of this Annual Information Form, together with one copy of any document or the pertinent pages of any document, incorporated by reference herein;

(ii)
one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii)
one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(iv)
one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided above; or

(b)
at any other time, one copy of any documents referred to in clauses (a) (i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

        Additional information, including information concerning directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's Management Proxy Circular for the 2004 Annual Meeting of Shareholders of the Corporation, and additional financial information is provided in the Corporation's comparative financial statements for FY 2004.

        The Geac products referred to herein are registered or unregistered trademarks of Geac Computer Corporation Limited or its subsidiaries. All other brand or product names are registered trademarks and trademarks of their respective holders. © 2004 Geac Computer Corporation Limited.

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